575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com KATHLEEN H. MORIARTY kathleen.moriarty@kattenlaw.com (212) 940-6304 direct (212) 894-5504 fax

December 23, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Lattice Strategies Trust – SEC File Nos. 333-199089 and 811-23002 (the “Registrant”)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s written comments on the registration statement filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-1A with the Securities and Exchange Commission (the “Commission”) on October 1, 2014 (the “Registration Statement”), to register the Trust and the shares of the Lattice International Equity Strategy ETF, Lattice Emerging Markets Strategy ETF, Lattice Real Estate Strategy ETF, Lattice U.S. Large Cap Equity Strategy ETF and Lattice U.S. Small Cap Equity Strategy ETF, which are the initial series of the Trust (“Funds”). The Staff’s comments on the Registration Statement and the Registrant’s responses thereto are included in this letter.

The Registrant notes that since the filing of the Registration Statement, the Board of Trustees of the Registrant has changed the names of the Funds as follows:

Initial Name	New Name
Lattice International Equity Strategy ETF	Lattice Developed Markets (ex-US) Strategy ETF
Lattice Emerging Markets Strategy ETF	Lattice Emerging Markets Strategy ETF
Lattice U.S. Large Cap Equity Strategy ETF	Lattice U.S. Equity Strategy ETF
Lattice U.S. Small Cap Equity Strategy ETF	Lattice Global Small Cap Strategy ETF
Lattice Real Estate Strategy ETF	Lattice Real Estate Strategy ETF

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

As a result of the name changes, the Registrant confirms that it has added the requisite investment strategy and principal risk disclosures in the Pre-Effective Amendment No. 1 to the Registration Statement.

Additionally, in order to avoid any public inquiries related to the fees and expenses of the Funds before the Registration Statement is effective, the Registrant did not include the fees and expenses of each Fund in the Pre-Effective Amendment No. 1. These fees would be included in the Post-Effective Amendment. In order to allow the Staff the opportunity to review the fees, we have provided the fees and expense tables for each Fund as follows:

Lattice Developed Markets (ex-US) Strategy ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the example below do not reflect brokerage commissions you may pay on purchases and sales of the Fund’s Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

MANAGEMENT FEES	0.50%
DISTRIBUTION AND SERVICE (12b-1) FEES	0.00%
OTHER EXPENSES	0.00%*
TOTAL ANNUAL FUND OPERATING EXPENSES	0.50%

*	Other expenses are based on estimates for the current fiscal year.

Lattice Emerging Markets Strategy ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the example below do not reflect brokerage commissions you may pay on purchases and sales of the Fund’s Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

MANAGEMENT FEES	0.65%
DISTRIBUTION AND SERVICE (12b-1) FEES	0.00%
OTHER EXPENSES	0.00%*
TOTAL ANNUAL FUND OPERATING EXPENSES	0.65%

*	Other expenses are based on estimates for the current fiscal year.

Lattice U.S. Equity Strategy ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the example below do not reflect brokerage commissions you may pay on purchases and sales of the Fund’s Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

MANAGEMENT FEES	0.35%
DISTRIBUTION AND SERVICE (12b-1) FEES	0.00%
OTHER EXPENSES	0.00%*
TOTAL ANNUAL FUND OPERATING EXPENSES	0.35%

*	Other expenses are based on estimates for the current fiscal year.

Lattice Global Small Cap Strategy ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the example below do not reflect brokerage commissions you may pay on purchases and sales of the Fund’s Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

MANAGEMENT FEES	0.60%
DISTRIBUTION AND SERVICE (12b-1) FEES	0.00%
OTHER EXPENSES	0.00%*
TOTAL ANNUAL FUND OPERATING EXPENSES	0.60%

*	Other expenses are based on estimates for the current fiscal year.

Lattice Real Estate Strategy ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the example below do not reflect brokerage commissions you may pay on purchases and sales of the Fund’s Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

MANAGEMENT FEES	0.45%
DISTRIBUTION AND SERVICE (12b-1) FEES	0.00%
OTHER EXPENSES	0.00%*
TOTAL ANNUAL FUND OPERATING EXPENSES	0.45%

*	Other expenses are based on estimates for the current fiscal year.

GENERAL COMMENTS

1. COMMENT: We note that Lattice Strategies Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the 1940 Act. Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

RESPONSE: The Registrant states that its amended exemptive application filed with the Commission on September 9, 2014 was granted on December 16, 2014 (the “Exemptive Order”). The Registrant confirms that the disclosure contained in the Registration Statement is and will continue to be in compliance with all of the terms and conditions of the application and Exemptive Order. Finally, the Registrant does not anticipate submitting any additional exemptive applications or no-action requests in connection with the Registration Statement at this time.

2. COMMENT: We note that portions of the filing have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or change the disclosure in response to the staff’s comments. We may also have comments on exhibits added in a pre-effective amendment.

RESPONSE: The Registrant will complete the blanks and provide any other missing information in the next pre-effective amendment of the Registration Statement.

3. COMMENT: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C of the Securities Act of 1933 (the “1933 Act). See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998)

RESPONSE: The Registrant believes that its disclosure in the Registration Statement is compliance with requirements of Rule 421 under Regulation C of the 1933 Act.

4. COMMENT: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

RESPONSE: The Registrant acknowledges its filing obligations under Rule 17g-1(g) of the 1940 Act and will make said filing within 10 days upon receipt of the fidelity bond from its insurance agent.

PROSPECTUS COMMENTS

5.	COMMENT: Prospectus Front Cover Page

Please identify the principal U.S. market or markets on which the Fund shares are traded.

RESPONSE: The Registrant has added the requested disclosure.

6. COMMENT: Fund Summaries

Please disclose that the index provider is affiliated with the fund or the adviser in the summary section.

RESPONSE: The Registrant has added the requested disclosure.

7. COMMENT: Investment Objective

Each Fund indicates that it seeks to provide investment results that, before fees and expenses, correspond “generally” to the total return performance of an index. Please explain what “generally” means in this context.

RESPONSE: The Registrant has removed the term “generally” from each Fund’s investment objectives.

8. COMMENT: Fees and Expenses of the Funds

a. If the Fund issues or redeems shares in creation units of not less than 25,000 shares each, please confirm that the table excludes any fees charged for the purchase and redemption of the Fund’s creation units. See Instruction 1(e) (ii) to Item 3 of Form N-1A.

RESPONSE: The Registrant confirms that the fees and expenses table excludes any fees charged for purchase and redemption of each Fund’s creation units.

b. Please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

RESPONSE: The Registrant has added the requested disclosure.

c. Please confirm that the expense reduction/reimbursement contract will be in effect for at least one year from the effective date of the registration statement. In addition, please confirm there are no recoupments of such waivers.

RESPONSE: The Funds will be operated under a unitary management fee. The disclosure has been updated accordingly.

d. If, in fact, there are expense reimbursement or fee waiver arrangements, the caption “Fee Waiver and/or Expense Reimbursement” should be located directly below the “Total Annual Fund Operating Expenses” caption of the table. The table should also include the caption “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement.” See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE: The Funds will be operated under a unitary management fee. The disclosure has been updated accordingly.

e. The footnote to the fee table references the exclusion of dividend and interest expenses on securities sold short from the fee waiver. If the Fund will utilize short selling to achieve its investment strategy, please confirm to the staff that any expected dividend and interest expenses associated with short sale transactions will be reflected in the fee table.

RESPONSE: The Funds will be operated under a unitary management fee. The disclosure has been updated accordingly. Additionally, the Registrant confirms that none of the Funds will utilize short selling.

9. COMMENT: Expense Example

Please clarify that the expense example reflects the fees an investor would pay if they redeem or hold on to all of its shares.

RESPONSE: The Registrant so confirms.

10. COMMENT: Principal Investment Strategies

a. Please briefly describe the indices in the item 4 principal strategies and include a more detailed explanation in your item 9 disclosure. Please include an explanation of the term “Risk Optimized” with respect to each index that uses this term.

RESPONSE: The Registrant has added disclosure which explains the term “risk optimized” to the principal investment strategies.

b. Please disclose how investors may access publicly available information about the respective Lattice Indices and the Index Provider’s applicable index methodology.

RESPONSE: The Registrant has added the requested disclosure.

c. With respect to each specified market index, the disclosure states the components “primarily” include . . . . Please explain the reason for the qualification “primarily” in each Fund’s description of the components of its respective index.

RESPONSE: The Registrant has added the requested disclosure.

d. Each Fund indicates that it “generally invests at least 80%” of its assets in securities of its specified market index and in depositary receipts representing securities of the Index. We note that rule 35d-1 adopting release states that the 80% rule is not a safe harbor and we expect that an index fund to invest more than 80% of its assets in the securities included in the index. Please confirm that the Funds will comply with the requirements of rule 35d-1.

RESPONSE: The Registrant confirms that it will comply with Rule 35d-1 under the 1940 Act. Additionally, the Registrant confirms, as detailed in the Exemptive Order, that no less than 80% of each Fund’s investments will be in securities of its specified market index and have adjusted the disclosure in the Registration Statement accordingly.

e. Please clarify supplementally whether either the Lattice U.S. Large Cap Equity Strategy ETF or Lattice U.S. Small Cap Equity Strategy ETF will in fact invest, as a principal strategy, in depositary receipts (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”) representing securities of the respective market indices they will track (i.e., Lattice Risk-Optimized U.S. Large Cap Equity Strategy Index and Lattice Risk-Optimized U.S. Small Cap Equity Strategy Index), which track large cap/small cap companies domiciled within the United States.

RESPONSE: The Registrant states that the Lattice U.S. Small Cap Equity Strategy ETF and Lattice U.S. Large Cap Equity Strategy ETF will both be renamed in Pre-effective Amendment No. 1 to the Registration Statement, to the Lattice Global Small Cap Equity Strategy ETF and Lattice U.S. Equity Strategy ETF, respectively. Additionally, the Registrant confirms that it will update the strategies and risk disclosures accordingly. Additionally, the Registrant confirms that the Lattice Global Small Cap Equity Strategy ETF will invest in depositary receipts (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”) representing securities of the respective market indices they will track. The Registrant confirms that the U.S. Equity Strategy ETF will not hold ADRs, GDRs or EDRs as part of its principal investment strategy and has adjusted the disclosure in the Registration Statement accordingly.

f. The Lattice Risk-Optimized Real Estate Strategy Index constitutes securities comprised of real estate investment trusts and other real estate-related securities. Please disclose the credit quality of the securities. If applicable, add a risk regarding credit quality in the Principal Risks section.

RESPONSE: The rules-based methodology of the Lattice Risk-Optimized Real Estate Strategy Index does not directly consider as a factor the credit quality of real estate investment trusts and other real estate-related securities. The Registrant believes that the disclosure provided meets industry standards in respect of the description of index constitution and related risks.

g. It appears from this disclosure that the Funds may invest in certain futures, options and swaps. Please confirm to the staff that the terms of the Trust’s application for an exemptive order specifically permit it to invest in derivatives and whether the application limits in any way the percentage of net assets that can be invested in derivatives.

RESPONSE: The Registrant confirms that, in accordance with the Exemptive Order, the Funds may invest up to 20% of their respective assets in certain index futures, options, options on index futures, swap contracts or other derivatives.

h. Please confirm that the Fund will use mark to market valuation of its derivatives positions for the purpose of complying with the 80% test of Rule 35d-1.

RESPONSE: The Registrant so confirms.

i. With respect to the Lattice International Equity Strategy ETF, Please briefly explain the term “Developed” in the index name (e.g., disclose the method by which they determine whether a country is considered developed).

RESPONSE: The Registrant has added the requested disclosure.

11. COMMENT: Principal Risks of Investing in the Fund

a. We note the Lattice International Equity Strategy ETF includes reference to emerging markets in the context of custody risk (stating that emerging markets are more likely to experience problems with the clearing and settling of trades and the holding of securities by local banks, agents and depositories), but no mention of investing in emerging markets in the principal investment strategy. Please reconcile.

RESPONSE: The Registrant confirms that only the Lattice Emerging Markets Strategy ETF and Lattice Global Small Cap Strategy ETF will invest in securities of emerging markets. Accordingly, the Registrant will adjust the principal risks accordingly.

b. Each Fund references Fund of Funds Risk. Please disclose any principal strategies associated with investing in other investment companies, such as closed-end or ETFs. In the absence of such a strategy, please explain supplementally to the staff the reason the Funds consider Fund of Funds risk a principal risk.

RESPONSE: The Registrant confirms that the Lattice Emerging Markets ETF will invest in exchange traded notes in order to gain India exposure as part of its principal investment strategy. The other Funds do not intend to invest in fund of funds as part of their principal investment strategy. As a result, the Registrant has adjusted the disclosure in the Registration Statement accordingly.

c. Since the Funds may use derivative instruments, please review the Funds’ principal strategies and principal risk disclosures to ensure that the information is not generic or “boiler plate” and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of investment named in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

RESPONSE: The Registrant believes that each Fund’s disclosure related to investments in derivatives is consistent with the requirements of Item 4 of Form N-1A and of the Barry Miller Letter.

12. COMMENT: Performance Information

Will the Funds use the Lattice Indices as its principal benchmark index? If so, please explain in your letter responding to these comments how each Lattice Index meets the definition of an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

RESPONSE: The Registrant confirms that each Fund will use a Lattice Index. The Registrant believes each Lattice Index meets the definition of an “appropriate broad-based securities market index” because each Index has a large universe of securities that are used to create the components of each Index.

13. COMMENT: More Information about the Funds

Please revise the disclosure regarding temporary defensive positions to include that these positions may be inconsistent with each Fund’s principal investment strategy. Also, please disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

RESPONSE: The Registrant has added the requested disclosure.

14. COMMENT: Index/Trademark Licenses

Please inform the staff in your response letter how long the Underlying Index has existed and whether it is widely used and consulted by investors. (page 28)

RESPONSE: The Lattice Risk-Optimized Advancing Markets Strategy Index, Lattice Risk-Optimized Developed Markets Strategy Index, and Lattice Risk-Optimized US Large Cap Equity Strategy Index are all incepted on December 31, 2013 and are publicly available on Bloomberg and on Lattice Strategies LLC website (should be available in January 2015) for investor to use and consult

15. COMMENT: Additional Purchase and Sale Information

a. Please disclose that shares may be purchased and redeemed only in Creation Units. (page 29)

RESPONSE: The Registrant has added the requested disclosure.

b. We note that intra-day portfolio values of shares are publicly displayed every 15 seconds during the regular trading day. Please clarify the usefulness (or lack thereof) of intra- day estimates if securities (such as foreign bonds) are not updated or fair valued during the day. (page 29)

RESPONSE: The Registrant has included disclosure regarding the process by which NYSE Arca will calculate the IOPV. The registrant has further disclosed that “[n]either the Funds, nor the Adviser or any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.” The value of the IOPV to market participants, if any, will be determined by such market participants, as such market participants would for any other fund’s IOPV.

16. COMMENT: Distribution Arrangements

a. We note from the fee table and Item 28(m) of Part C that the Funds have adopted a 12b-1 plan. If so, the prospectus should state the amount of the distribution fee payable under the plan and provide disclosure to the following effect:

(1) The Fund has adopted a plan under rule 12b-1 that allows the Fund to pay distribution fees for the sale and distribution of its shares; and

(2) Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

RESPONSE: The Registrant has added the requested disclosure

b. Also, please explain supplementally to the staff to whom are 12b-1 payments made (i.e., are they made to broker-dealers that sell ETF shares in the secondary market, that sell to investors that purchase ETF shares directly from the ETF, or to someone else?).

RESPONSE: The Registrant’s Board of Trustees has adopted a Rule 12b-1 Plan but suspended payments under the plan for at least a year. As a result, the Registrant has updated the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

17. COMMENT: General Description of the Trust

The disclosure states that each investment objective is to provide investment results that correspond generally to the “total return or the price and yield performance” of the specified index. As each Fund’s objective seeks results that correspond to “total return”, please delete the references to “price and yield performance”. (page B-3)

RESPONSE: The Registrant has made the requested change.

18.	COMMENT: Principal Investment Strategies

a. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

RESPONSE: The Registrant confirms that all principal investment strategies are disclosed in the Prospectus.

b. The SAI disclosure indicates that the Fund may use credit default swaps. If the fund will write credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation. (pages B-4/B-5)

RESPONSE: The Registrant confirms that no Fund will write credit default swaps.

c. As the Fund may engage in total return swaps, the Fund must cover its position to address leverage concerns raised by such transactions. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release discussing issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. (page B-10)

RESPONSE: The Registrant confirms that, to the extent a Fund engages in a total return swap, it will cover said position in accordance with Release No. 10666 and related Commission guidance.

d. If the use of credit default swaps and other types of swaps, such as total return swaps, will comprise a significant component of the Fund’s investment practices and techniques so that they might materially affect the Fund’s performance or an investor’s decision as to whether to invest in the Fund, then they should be described — and their attendant risks should be discussed — in the prospectus. If the Fund’s involvement in these transactions will be de minimis and not material to the Fund’s investment strategy, this disclosure can remain in the Statement of Additional Information.

RESPONSE: The Registrant confirms that the use of credit default swaps is not a principal investment strategy for any Fund.

19. COMMENT: Non-Principal Investment Strategies

As each fund describes lending portfolio securities in its principal strategies disclosure, please move the Lending Portfolio Securities disclosure to the section that describes Principal Strategies. (page B-6)

RESPONSE: The Registrant has made the requested disclosure change.

20. COMMENT: Lending Portfolio Securities

a. Please expand the disclosure contained in the first paragraph to clarify that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur. (page B-6) table.

RESPONSE: The Registrant has made the requested disclosure change.

b. Please disclose that the costs of securities lending do not appear in the Fund’s fee.

RESPONSE: The Registrant has added the requested disclosure.

21. COMMENT: Fundamental Investment Policies

a. The first fundamental investment restriction excludes from each Fund’s concentration policy that which may be necessary to approximate the composition of the Fund’s underlying Index. Given the fact that the Index is sponsored by Lattice (an affiliate of the Trust and Adviser), who determines the composition and relative weightings of the securities in the Index, this exception provides the Fund with an impermissible freedom of action. Please note that the concentration policy may not give the Fund the freedom of action to concentrate in a particular industry. Freedom of action to concentrate (or not concentrate) in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act. (page B-11)

RESPONSE: The Index Provider has developed rules-based indices that may cause an index to concentrate in a particular industry. As disclosed in the attached pre-effective amendment, the Index Provider has engaged Solactive AG, an independent third party, to calculate and determine the composition of each index based on the rules-based methodology for such index. As a result, the Registrant does not believe the staff’s concerns regarding freedom of action to concentrate apply.

b. Please revise the concentration policy to clarify that the Fund will not concentrate when the Index is not concentrated.

RESPONSE: The Registrant has made the requested disclosure change.

c. Also, please confirm, if the Fund invests in other investment companies, that the Fund will count the underlying investments of affiliated funds in the Fund’s determination of compliance with its stated concentration policy.

RESPONSE: The Registrant so confirms.

22. COMMENT: Investment Restrictions

a. Please disclose non-fundamental policies 3.B through E in the appropriate Fund’s principal strategies disclosure. (page B-12)

RESPONSE: The Registrant has made the requested disclosure changes.

b. Please revise non-fundamental policies 3.D and E so that the 80 percent policy includes U.S. Equity securities.

RESPONSE: The Registrant states that the name of the Lattice U.S. Small Cap Equity Strategy ETF has been changed accordingly. The Registrant has adjusted the prospectus disclosure related to global exposure in the prospectus and the fundamental restrictions in the SAI accordingly.

c. Please revise non-fundamental policies 3.D so that the 80 percent policy relates to large capitalization companies, and not small-capitalization companies.

RESPONSE: The Registrant states that the name of the Lattice U.S. Large Cap Equity Strategy ETF has been changed in Pre-Effective Amendment No.1 to Lattice U.S. Equity Strategy ETF and the Registrant has updated the investment strategy, principal risks and fundamental restrictions accordingly.

23. COMMENT: Management

a. The identity of the trustees of the Trust, including the requisite number of disinterested trustees, should be furnished in a pre-effective amendment. (pages B-14/B-15)

RESPONSE: The Registrant has added the requested disclosure.

b. We note the Trust’s Board of Trustees has an interested Chairman of the Board. Please disclose whether the Trust has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Trust. Also, please disclose whether independent trustees are provided with independent counsel.

RESPONSE: The Registrant has added the requested disclosure.

24. COMMENT: Conflicts of Interest

This section of SAI describes cases where conflicts may arise between the Funds due to Portfolio Manager being responsible for multiple accounts, including the Funds. Please add risk disclosure, where appropriate. (page B-18)

RESPONSE: The Registrant believes that is current disclosure accurately describes the risks.

25. COMMENT: Portfolio Manager Compensation

a. The disclosure states that portfolio manager compensation is based on “a number of factors,” but only two factors are identified. (page B-19)

RESPONSE: The Registrant states that only the Sub-Adviser shall provide portfolio managers to manage the Funds and has adjusted the disclosure accordingly.

b. For each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), please describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on Fund pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund’s portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

RESPONSE: The Registrant states that only the Sub-Adviser shall provide portfolio managers to manage the Funds and adjusted the disclosure.

c. Also, if applicable, please include a description of the structure of, and the method used to determine, any compensation received by the Portfolio Manager from the Fund, the Fund’s investment adviser, or any other source with respect to management of the Fund and any other accounts included in the response to paragraph (a)(2) of Item 20. This description must clearly disclose any differences between the method used to determine the Portfolio Manager’s compensation with respect to the Fund and other accounts, e.g., if the Portfolio Manager receives part of an advisory fee that is based on performance with respect to some accounts but not the Fund, this must be disclosed.

RESPONSE: The Registrant states that only the Sub-Adviser shall provide portfolio managers to manage the Funds and adjusted the disclosure accordingly.

26. COMMENT: Portfolio Managers

Please include item 20 disclosures for the portfolio managers of the sub-adviser.

RESPONSE: The Registrant has added the requested disclosure.

27. COMMENT: Creation and Redemption Transaction Fees

The disclosure in this section provides that the Standard Transaction Fee is “$[        ],” and that a Transaction Fee of up to three times the standard fee may apply to redemptions of Creation Units that occur outside the Clearing Process. Please confirm to us that the Transaction Fee on redemptions of Creation Units will not exceed 2% of the value of the shares redeemed. See Rule 22c-2(a)(1)(i) under the Investment Company Act. (pages B-27/B-28)

RESPONSE: The Registrant so confirms.

28. COMMENT: Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: The Registrant will file additional exhibits in its next pre-effective amendment. Additionally, the Registrant states that the full Board of Trustees will meet to approve a number of items, include certain contracts and agreements in December 2014 and that future amendments after said board meeting will be filed with the Part C of the Registration Statement in future amendments.

Please do not hesitate to contact me at (212) 940-6304, or in my absence, Gregory E. Xethalis, Esq. at (212) 940-8587 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com KATHLEEN H. MORIARTY kathleen.moriarty@kattenlaw.com (212) 940-6304 direct (212) 894-5504 fax

EXHIBIT

December 23, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Lattice Strategies Trust – SEC File Nos. 333-199089 and 811-23002 (the “Registrant”)

Dear Mr. Cowan:

In connection with the applicable Filing, the Registrant hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to contact me at (212) 940-6304, or in my absence, Gregory E. Xethalis, Esq. at (212) 940-8587 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.

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LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations